Exhibit 99.1

David S. Hall

40 N. Hill Court

Oakland, CA 94618

June 9, 2021

Eric Singer

323 Sunny Isles Blvd, Suite 700

Sunny Isles Beach, Florida 33160

Dear Mr. Singer:

Reference is made to that certain letter agreement (the “Compensation Agreement”), dated February 11, 2021, with respect to compensation to be paid to you for your agreeing to be named and serve as a nominee of David S. Hall (“Hall”) for election as a director of Velodyne Lidar, Inc. (the “Company”) at the Company’s 2021 annual meeting of stockholders, including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter confirms that in lieu of the payment of shares of the Company’s common stock to be paid to you by Hall pursuant to the Compensation Agreement, Hall shall, at Hall’s sole option, deliver to you a payment of $125,000 in cash on or prior to the Annual Meeting.

Except to the extent the Compensation Agreement is expressly modified herein, all terms contained therein remain in full force and effect.

Very truly yours,

/s/ David S. Hall
David S. Hall

ACCEPTED AND AGREED:

/s/ Eric Singer
Eric Singer